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02022963

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53463

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 23, 2001 (MM/DD/YY) AND ENDING 6/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
P PriSol Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

721 Dresher Road Suite 2400
(No. and Street)

(City)	(State)	(Zip Code)
Horsham	PA	19044

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dave Ganley (610) 832-1075
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gazer, Kohn, Maher & Company
(Name – *if individual, state last, first, middle name*)

(Address)	(City)	(State)	(Zip Code)
Six Neshaminy Interplex Suite 213	Trevose	PA	19053

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 11 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David F. Ganley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PriSol Securities Inc., as of June 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notarial Seal
Lucyann M. Pescatore, Notary Public
Horsham Twp., Montgomery County
My Commission Expires Jan. 14, 2006
Member, Pennsylvania Association Of Notaries

Signature

Financial Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A * ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* minimum assessment in effect

GAZER, KOHN, MAHER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
SIX NESHAMINY INTERPLEX
SUITE 213
TREVOSE, PA 19053
TELEPHONE (215) 639-1520
FACSIMILE (215) 639-1506
www.gkmcpa.com

INDEPENDENT AUDITORS' REPORT

PriSol Securities, Inc.
Horsham, PA

We have audited the accompanying statement of financial condition of PriSol Securities, Inc. as of June 30, 2002 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. Our responsibility is to express and opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PriSol Securities, Inc. as of June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II, (including information relating to the possession or control requirements) is presented for purposes of additional analysis and is not a part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gazer, Kohn, Maher + Company

GAZER, KOHN, MAHER & COMPANY

Trevose, PA
August 15, 2002

PRISOL SECURITIES, INC.
Statement of Financial Condition
June 30, 2002

ASSETS		
Cash	$	20,929
Accounts receivables		267
Prepaid expenses		249
Total assets	$	21,445
LIABILITIES AND STOCKHOLDERS' EQUITY		
Due to affiliate		4,644
Other liabilities		322
Total liabilities		4,966
Commitments and contingent liabilities		
Stockholder's Equity		
Common stock, authorized 100,000 shares each class A and B, issued and outstanding 20,000 shares		200
Additional paid-in capital		19,800
Deficit		(3,521)
Total stockholders' equity		16,479
Total liabilities and stockholders' equity	$	21,445

The accompanying notes are an integral part of these financial statements.

PRISOL SECURITIES, INC.
Statement of Income
for the Year Ended June 30, 2002

REVENUE		
Mutual fund commissions	$	1,651
Interest		193
Total revenue		1,844
EXPENSES		
Regulatory fees and expenses		5,315
Other		50
Total expenses		5,365
Loss before income taxes		(3,521)
Provision for income taxes		-
Net loss	$	(3,521)

The accompanying notes are an integral part of these financial statements.

PRISOL SECURITIES, INC.
Statement of Changes in Stockholders' Equity
June 30, 2002

	Common Stock Shares		Common Stock Amount		Additional Paid-In Capital		Retained Earnings Deficit		Total Stockholders' Equity
Contributed July 23, 2001 at incorporation	20,000	$	200	$	19,800	$	-	$	20,000
Net loss	-		-		-		(3,521)		(3,521)
Balance at June 30, 2002	20,000	$	200	$	19,800	$	(3,521)	$	16,479

The accompanying notes are an integral part of these financial statements.

PRISOL SECURITIES, INC.
Statement of Changes im subordinated Borrowings
For the Year Ended June 30, 2002

Subordinated borrowings at July 23, 2001, date of incorporation	$	-
Increases		-
Decrease		-
Subordinated borrowings at June 30, 2002	$	-

The accompanying notes are an integral part of these financial statements.

PRISOL SECURITIES, INC.
Statement of Cash Flows
For the Year Ended June 30, 2002

Cash flows from operating activities:		
Net loss	$	(3,521)
Changes in assts and liabilities:		
(Increase) decrease in assets:		
Accounts receivables		(267)
Prepaid expenses		(249)
Increase (decrease) in liabilities:		
Due to affiliate		4,644
Other liabilities		322
Net cash provided by operating activities		929
Cash flows from financing activities:		
Contributed by stockholders		20,000
Net cash provided by financing activities		
Net decrease in cash		20,929
Cash at beginning of year		-
Cash at end of year	$	20,929
Supplemental disclosures of cash flow information		
Cash provided during the year for:		
Interest paid		-
Income taxes		-

The accompanying notes are an integral part of these financial statements.

NOTE 1 - BUSINESS ACTIVITY

PriSol Securities, Inc. ("the company") was incorporated on July 23, 2001 in Delaware. The company operates as a limited purpose broker/dealer for the purpose of servicing the institutional marketplace through the sale of mutual fund shares. Revenue consists of commissions from mutual fund sales. The company does not maintain custody of customer securities. The company is affiliated by common ownership with Prime Solutions Financial Services Corp. ("PSFSC"). PSFSC, through agency relationships, provides access to proprietary cash management solutions to institutional buyers.

NOTE 2 - SIGNIFICANT POLICIES

The Company uses the accrual basis of accounting for financial statement reporting. Generally accepted accounting principles require management under certain circumstances to use accounting estimates. Actual results could differ from these estimates.

For purposes of reporting cash flows, cash includes money market accounts.

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts that, because of the short-term nature of the financial instruments, approximate current fair value.

NOTE 3 - TRANSACTIONS WITH AFFILIATES

PSFS has advanced funds to the company during the fiscal year. The advances are shown as a liability on the accompanying statement of financial condition.

PSFS provides personnel and office facilities to the company under a revenue sharing and service provision agreement. The agreement provides that PSFS will bill the company a management fee computed as the lower of the net income of the company or an amount to be agreed. Since a loss was incurred during the fiscal year, no management fee was payable.

NOTE 4 - NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At June 30, 2002, the Company had net capital of $15,579 which was $10,579 in excess of its required net capital of $5,000. The Company's net capital ratio was .32 to 1.

The Company is exempt from SEC Rule 15c3-3 (Reserve Requirements) under Section (k)(2)(i) of that Rule. The company does not hold customer funds or safekeep customer securities.

PRISOL SECURITIES, INC,
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2002

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$	16,479
Deduct stockholders' equity not allowable for Net Capital:		-
Total stockholders' equity qualified for Net Capital		16,479
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivables		267
Prepaid expenses		249
Total non-allowable assets		516
Net Capital before haircuts on securities positions		15,963
Money market account - 2% thereof		(384)
Net Capital	$	15,579

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from statement of Financial Condition		
Due to affiliate and other liabilities		4,966
Total aggregate indebtedness	$	4,966
Percentage of aggregate indebtedness to Net Capital		31.88%
Percentage of debt to debt-equity total computed in accordance with rule 15c3-1(d)		-

PRISOL SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$ 5,000
Net Capital requirement	5,000
Excess Net Capital	10,579

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report

GAZER, KOHN, MAHER & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS
SIX NESHAMINY INTERPLEX
SUITE 213
TREVOSE, PA 19053

TELEPHONE (215) 639-1520
FACSIMILE (215) 639-1506

www.gkmcpa.com

Board of Directors
PriSol Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of PriSol Securities, Inc. (the Company) for the year ended June 30, 2002, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g))1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule of 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures that would be followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions that are executed in accordance with management's authorization are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD Regulation, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gazer, Kohn, Maher & Company

GAZER, KOHN, MAHER & COMPANY

Trevose, PA
August 15, 2002